UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission file number 001-41563

BROOKFIELD ASSET MANAGEMENT LTD.

(Exact name of Registrant as specified in its charter)

Suite 100, Brookfield Place,

181 Bay Street

Toronto, Ontario M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Notice of Articles and Articles of Brookfield Asset Management Ltd.

99.2	Voting Agreement, dated as of December 9, 2022, between Brookfield Corporation and Brookfield Asset Management Ltd.

99.3	Trademark Sublicense Agreement, dated as of December 9, 2022, between Brookfield Corporation and Brookfield Asset Management Ltd.

99.4	2022 Trust Agreement, dated as of December 9, 2022, among Brookfield Asset Management Ltd., BAM Partners Trust and Computershare Trust Company of Canada

99.5	Tax Matters Agreement, dated as of December 8, 2022, among Brookfield Asset Management Inc., Brookfield Asset Management Ltd. and Brookfield Asset Management ULC

99.6	Code of Business Conduct and Ethics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT LTD.

Date: December 12, 2022	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Authorized Signatory